Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this preliminary results announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this preliminary results announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

PRELIMINARY UNAUDITED ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED DECEMBER 31, 2024

AND

DECLARATION OF DIVIDEND

Tuya Inc. (“Tuya” or the “Company”, HKEX: 2391; NYSE: TUYA), a global leading artificial intelligence (“AI”) cloud platform service provider, today announced the preliminary unaudited financial results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2024 (the “Reporting Period”), together with comparative figures for the year ended December 31, 2023 and the declaration of a dividend.

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2024

•	Total revenue was US$298.6 million, up approximately 29.8% year-over-year (for the year ended December 31, 2023: US$230.0 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$217.1 million, up approximately 29.4% year-over-year (for the year ended December 31, 2023: US$167.7 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$39.6 million, up approximately 10.6% year-over-year (for the year ended December 31, 2023: US$35.8 million).

•	Smart solution revenue was US$42.0 million, up approximately 58.3% year-over-year (for the year ended December 31, 2023: US$26.5 million).

•	Overall gross margin increased to 47.4%, up 1.0 percentage point year-over-year (for the year ended December 31, 2023: 46.4%). Gross margin of IoT PaaS increased to 47.1%, up 3.4 percentage points year-over-year (for the year ended December 31, 2023: 43.7%).

•	Operating margin was negative 15.9%, improved by 30.1 percentage points year-over- year (for the year ended December 31, 2023: negative 46.0%). Non-GAAP operating margin was 7.6%, improved by 18.5 percentage points year-over-year (for the year ended December 31, 2023: negative 10.9%), marking the first fiscal year of operating profitability on a non-GAAP basis.

* For identification purposes only.

•	Net margin was 1.7%, improved by 27.9 percentage points year-over-year (for the year ended December 31, 2023: negative 26.2%). Non-GAAP net margin was 25.2%, improved by 16.3 percentage points year-over-year (for the year ended December 31, 2023: 8.9%).

•	Net profits were US$5.0 million (for the year ended December 31, 2023: negative US$60.3 million), marking the first fiscal year of net profitability on a GAAP basis. Non-GAAP net profits were US$75.3 million, up approximately 268.5% year-over-year (for the year ended December 31, 2023: US$20.4 million).

•	Net cash generated from operating activities was US$80.4 million, increased by 120.5% year-over-year (for the year ended December 31, 2023: US$36.4 million).

•	Total cash, cash equivalents, time deposits and treasury securities recorded as short- term and long-term investments were US$1,016.7 million as of December 31, 2024, compared to US$984.3 million as of December 31, 2023.

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2024

•	IoT PaaS customers[1] for the year ended December 31, 2024 were approximately 3,700 (for the for the year ended December 31, 2023: 4,000). Total customers for the year ended December 31, 2024 were approximately 5,800 (for the year ended December 31, 2023: 6,100). The Group’s key-account strategy has enabled it to focus on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended December 31, 2024 were 298 (the trailing 12 months ended December 31, 2023: 265). In the year ended December 31, 2024, the Group’s premium IoT PaaS customers contributed approximately 86.9% (for the year ended December 31, 2023: 83.4%) of IoT PaaS revenue.

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended December 31, 2024 was 122% (the trailing 12 months ended December 31, 2023: 103%).

•	Registered IoT device and software developers (“registered developers”) were over 1,316,000 as of December 31, 2024, up 32.6% from approximately 993,000 developers as of December 31, 2023.

1.	The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2.	The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things, DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

UNAUDITED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2024

Revenue

Total revenue increased by 29.8% to US$298.6 million in 2024 from US$230.0 million in 2023, mainly due to the increase in IoT PaaS revenue and smart solution revenue.

•	IoT PaaS revenue increased by 29.4% to US$217.1 million in the year ended December 31, 2024 from US$167.7 million in the same period of 2023, primarily due to increasing demand fueled by global economic recovery compared with 2023 and the Company’s strategic focus on customer needs and product enhancements. As a result of these factors, the Group’s DBNER of IoT PaaS for the trailing 12 months ended December 31, 2024 increased to 122% from 103% for the trailing 12 months ended December 31, 2023.

•	SaaS and others revenue increased by 10.6% to US$39.6 million in the year ended December 31, 2024 from US$35.8 million in the same period of 2023, primarily due to an increase in revenue from cloud software products. During the Reporting Period, the Group remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue increased by 58.3% to US$42.0 million in the year ended December 31, 2024 from US$26.5 million in the same period of 2023, primarily attributable to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

Cost of revenue

Cost of revenue increased by 27.4% to US$157.2 million in the year ended December 31, 2024 from US$123.3 million in the same period of 2023, in line with the increase in total revenue.

Gross profit and gross margin

Total gross profit increased by 32.6% to US$141.4 million in the year ended December 31, 2024 from US$106.7 million in the same period of 2023. Gross margin increased to 47.4% in the year ended December 31, 2024 from 46.4% in the same period of 2023.

•	IoT PaaS gross margin was 47.1% in the year ended December 31, 2024, compared to 43.7% in the same period of 2023.

•	SaaS and others gross margin was 71.9% in the year ended December 31, 2024, compared to 74.2% in the same period of 2023.

•	Smart solution gross margin was 25.5% in the year ended December 31, 2024, compared to 25.5% in the same period of 2023.

Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As a developer platform with rich ecosystem of smart devices and applications, the Company is committed to focusing on software products with compelling value propositions while maintaining cost efficiency.

Operating expenses

Operating expenses decreased by 11.0% to US$189.1 million in the year ended December 31, 2024 from US$212.5 million in the same period of 2023. Non-GAAP operating expenses decreased by 9.9% to US$118.7 million in the year ended December 31, 2024 from US$131.7 million in the same period of 2023. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses were US$95.0 million in the year ended December 31, 2024, down 7.1% from US$102.3 million in the same period of 2023, primarily because of (i) the Group’s strategic streamlining of its research and development team and operations, (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, and (iii) partially offset by an one-time increase in share-based compensation expenses resulting from the repricing of stock options. During the year, the average salaried employee headcount of the Group’s research and development team was down approximately 11.6% year over year. Non-GAAP adjusted research and development expenses in the year ended December 31, 2024 were US$80.7 million, compared to US$87.5 million in the same period of 2023.

•	Sales and marketing expenses were US$37.1 million in the year ended December 31, 2024, down 8.3% from US$40.4 million in the same period of 2023, primarily because of (i) the Group’s strategic streamlining of its sales and marketing team, (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been largely amortized, (iii) the Group’s efforts to control expenditures and improve sales and marketing efficiency, and (iv) partially offset by a one-time increase in share-based compensation expenses resulting from the repricing of stock options. Non-GAAP adjusted sales and marketing expenses in the year ended December 31, 2024 were US$32.0 million, compared to US$35.0 million in the same period of 2023.

•	General and administrative expenses were US$68.3 million in the year ended December 31, 2024, down 15.4% from US$80.7 million in the same period of 2023, primarily because of (i) the decline in credit-related impairment of long-term investments (ii) the Group’s strategic streamlining of its general and administrative team, and (iii) partially offset by a one-time increase in share-based compensation expenses resulting from the repricing of stock options. Non-GAAP adjusted general and administrative expenses in the year ended December 31, 2024 were US$17.4 million, compared to US$20.1 million in the same period of 2023.

•	Other operating incomes, net were US$11.3 million in the year ended December 31, 2024, primarily due to receipts of software value-added tax refund and various general subsidies for enterprises.

Loss/profit from operations and operating margin

Loss from operations was US$47.6 million in the year ended December 31, 2024, narrowed by 55.0% compared to US$105.8 million in the same period of 2023. Non-GAAP profit from operations were US$22.7 million in the year ended December 31, 2024, marking the first fiscal year of operating profitability on a non-GAAP basis, compared to a non-GAAP loss of US$25.1 million in the same period of 2023.

Operating margin was negative 15.9% in the year ended December 31, 2024, improved by 30.1 percentage points from negative 46.0% in the same period of 2023. Non-GAAP operating margin was 7.6% in the year ended December 31, 2024, improved by 18.5 percentage points from negative 10.9% in the same period of 2023.

Net loss/profit and net margin

The Group had a net profit of US$5.0 million in the year ended December 31, 2024, compared to a net loss of US$60.3 million in the year ended December 31, 2023, marking the first fiscal year of net profitability on a GAAP basis.

The difference between loss from operation and net profit in the year ended December 31, 2024 was primarily because of a US$50.7 million interest income achieved mainly due to well implemented treasury strategies on the Group’s cash, time deposits and treasury securities recorded as short-term and long-term investments.

The Group had a non-GAAP net profit of US$75.3 million in the year ended December 31, 2024, increased by 268.5% compared to US$20.4 million in the same period of 2023, demonstrating the Group’s ability to sustain strong profitability on a non-GAAP basis.

Net margin was 1.7% in the year ended December 31, 2024, improved by 27.9 percentage points from negative 26.2% in the same period of 2023, and non-GAAP net margin was 25.2% in the year ended December 31, 2024, improved by 16.3 percentage points from 8.9% in the same period of 2023.

Basic and diluted net loss/profit per ADS

Basic and diluted net profit per ADS were US$0.01 in the year ended December 31, 2024, compared to basic and diluted net loss of US$0.11 in the same period of 2023. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net profit per ADS in the year ended December 31, 2024 were US$0.13, compared to basic and diluted net profit per ADS of US$0.04 and US$0.03 in the same period of 2023, respectively.

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,016.7 million as of December 31, 2024, compared to US$984.3 million as of December 31, 2023, which the Group believes is sufficient to meet its current liquidity and working capital needs.

Net cash generated from operating activities

Net cash generated from operating activities was US$80.4 million in the year ended December 31, 2024, up 120.5% compared to US$36.4 million in the same period of 2023. The net cash generated from operating activities in the year ended December 31, 2024 improved mainly due to the increase in the Group’s revenue, the decrease in operating expenses and working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures discussed above, see the section headed “Use of Non-GAAP Financial Measures” on page 14 of this preliminary results announcement.

BUSINESS REVIEW AND OUTLOOK

Business review

IoT PaaS customers for the year ended December 31, 2024 were approximately 3,700. Total customers for the year ended December 31, 2024 were approximately 5,800. The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

Premium IoT PaaS customers for the trailing 12 months ended December 31, 2024 were 298. In the year ended December 31, 2024, the Group’s premium IoT PaaS customers contributed approximately 86.9% of IoT PaaS revenue. The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

DBNER of IoT PaaS for the trailing 12 months ended December 31, 2024 was 122%. The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Registered IoT device and software developers, or registered developers, were over 1,316,000 as of December 31, 2024, up 32.6% from approximately 993,000 developers as of December 31, 2023.

Outlook

With the stabilizing macroeconomic environment and normalizing downstream inventory levels in 2024, the industry is currently on a positive trajectory. With the effective implementation of the Company’s customer and product strategies, along with the utilization and innovation of emerging technologies like generative AI, the Company is confident in its business prospects.

The Company will remain committed to continuously iterating and improving its products and services and further enhancing software and hardware capabilities, particularly by leveraging the AI capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rates volatility, and broader geopolitical uncertainties.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception, with a loss from operation of US$47.6 and US$105.8 for the year ended December 31, 2024 and 2023, respectively, demonstrating a considerable reduction in operational losses. The Group achieved its first-ever net profit of US$5.0 million for the year ended December 31, 2024, reversing a net loss of US$60.3 million for the year ended December 31, 2023. Accumulated deficit amounted to US$569.9 million as of December 31, 2024. Net cash generated from operating activities was US$80.4 million and US$36.4 million for the year ended December 31, 2024 and 2023, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of its products to boost sales volume to achieve economies of scale or strengthen its technology capabilities to provide advanced products with higher value proposition while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on the New York Stock Exchange and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A Ordinary Shares of the Company were listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (the “Listing”). In connection with the Listing, 7,300,000 new Class A Ordinary Shares were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the “Global Offering Net Proceeds”), and no over-allotment option was exercised.

As of December 31, 2024, the balance of cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments was US$1,016.7 million (as of December 31, 2023: US$984.3 million).

2.	Interest-bearing bank and other borrowings

As of December 31, 2024, the Group did not have any interest-bearing bank and other borrowings.

3.	Pledge of assets

As of December 31, 2024, the Group did not have any pledge of assets.

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of December 31, 2024, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2023: nil).

5.	Material investments

For the year ended December 31, 2024, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2024) except for (i) time deposits of US$206.6 million presented as short-term investment and long-term investments according to the applicable accounting standards and (ii) the acquisitions of treasury securities by the Group as referred to below. As of December 31, 2024, the Group did not have other plans for material investments and capital assets.

6.	Acquisition(s) of Treasury Securities

Reference is made to the announcements (the “Announcements”) and circular (the “Circular”) of the Company dated May 14, 2024 and May 21, 2024, respectively. The Group acquired treasury securities for the six months ended June 30, 2024 and proposed to conduct potential acquisition(s) of treasury securities subject to the maximum acquisition amount of US$400,000,000 in the open market through reputable licensed banks or securities brokerage firms during the relevant mandate period (as specified in the Circular), which has been approved by the shareholders of the Company at its annual general meeting held on June 20, 2024. For details, please refer to the Announcements and Circular. As at the date of this announcement, the Group acquired treasury securities under such mandate at an aggregate acquisition amount of approximately US$156.8 million. Save as aforementioned, the Group did not acquire any other treasury securities as at the date of this announcement.

7.	Capital expenditure commitments

As of December 31, 2024, the Group’s capital expenditure commitments amounted to US$2.6 million, primarily related to the office buildings development.

8.	Contingent liabilities

As of December 31, 2024, the Group did not have any material contingent liabilities.

9.	Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals during the year ended December 31, 2024.

10.	Risk management

Foreign exchange risk

The revenue of the Group is predominantly denominated in Renminbi (“RMB”) and a substantial portion of the Group’s expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group’s other subsidiaries and consolidated affiliated entities is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group’s revenue presented in U.S. dollar will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of December 31, 2024, the Group did not hold any financial instruments for hedging purposes.

Interest rate risk

The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group’s future interest income may be lower than expected due to changes in market interest rates.

11.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s salaried employees by function as of December 31, 2024:

Function	Number of Employees
Research and development	1,040
Sales and marketing	284
General and administrative, and others	111

Total	1,435

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company’s corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program, aiming to promote healthy work and healthy life of employees.

CORPORATE GOVERNANCE

The board (the “Board”) of directors (the “Directors” and each, a “Director”) of the Company is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

For the year ended December 31, 2024, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. WANG Xueji (“Mr. Wang”) performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang’s experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company’s business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group’s overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”)

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code for the year ended December 31, 2024.

Audit Committee

The Audit Committee of the Company (the “Audit Committee”) comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason, with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements and annual results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company (the “Auditor”), PricewaterhouseCoopers, and has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters.

Auditor’s Procedures Performed on this Preliminary Results Announcement

The figures in respect of the preliminary results announcement of the Group’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive (loss)/ income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2024 have been agreed by the Auditor to the amounts included in the Group’s most current set of unaudited consolidated financial statements for the year. The work performed by the Auditor in this respect did not constitute an audit, review or other assurance engagement, and consequently no assurance has been expressed by the Auditor on this preliminary results announcement.

OTHER INFORMATION

Use of Proceeds from the Global Offering

On July 5, 2022, the Class A ordinary shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange and the Company successfully raised the Global Offering Net Proceeds (as defined above) of approximately HK$70.0 million. As of the date of this preliminary results announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus of the Company dated June 22, 2022.

As at December 31, 2024, the Company had utilized the net proceeds as set out in the table below:

	Percentage of the total net proceeds raised from the Listing	Planned use of proceeds in the same manner and proportion as stated in the Prospectus	Net proceeds unused as at December 31, 2023	Actual use of proceeds during the Reporting Period	Net proceeds unutilized as at December 31, 2024	Expected timeframe for utilizing the
	Approximate (%)	Approximate (HK$ million)	Approximate (HK$ million)	Approximate (HK$ million)	Approximate (HK$ million)	remaining unutilized net proceeds
To enhance our IoT technologies and infrastructure.	30%	21.0	14.7	4.2	10.5	Over the course of the next three years
To expand and enhance our product offerings.	30%	21.0	14.7	4.2	10.5	Over the course of the next three years
For marketing and branding activities.	15%	10.5	7.3	2.2	5.1	Over the course of the next three years
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.	15%	10.5	7.3	2.2	5.1	Over the course of the next three years
For general corporate purposes and working capital needs.	10%	7.0	4.9	1.4	3.5	Over the course of the next three years

Total	100%	70.0	48.9	14.2	34.7

Declaration of Dividend and Record Date

On February 26, 2025, the Board has approved the declaration and distribution of a dividend (the “Dividend”) of US$0.0608 per ordinary share, or US$0.0608 per ADS, to such holders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the Dividend will be approximately US$37 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The determination to make distributions and the amount of such distributions will be made at the discretion of its Board and will be based upon the Company’s operations and earnings, including, but not limited, considerations of the Company’s GAAP and Non-GAAP net profits, cash flows, financial conditions and other relevant factors.

In order to qualify for the Dividend, with respect to ordinary shares registered on the Company’s Hong Kong share register, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Thursday, March 13, 2025, Hong Kong time; and with respect to the ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Wednesday, March 12, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Dividend to be paid to the holders of ADSs issued by the depositary of the ADSs will be subject to the terms of the deposit agreement.

The payment date is expected to be on or around April 9, 2025 for holders of ordinary shares, and on or around April 15, 2025 for holders of ADSs.

Purchase, Sale and Redemption of the Company’s Listed Securities

During the Reporting Period, the Company repurchased 223,773 ADSs representing the same number of Class A ordinary shares of the Company (the “Repurchased Shares”) from the open market for a total consideration of approximately US$0.4 million. As of the date of this announcement, the Repurchased Shares are pending cancellation, and would not receive the Dividend (as defined below).

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange (including sale of treasury shares) during the Reporting Period. As of the date of this announcement, the Company does not hold any treasury shares.

Important Events after the Reporting Period

Save as disclosed in this preliminary results announcement, no important events affecting the Group occurred since December 31, 2024 and up to the date of this preliminary results announcement.

Contingencies

As disclosed in the announcement of the Company dated July 26, 2023 and in the Form 20-F of the Company for the fiscal year 2022 which was published on April 26, 2023, the Company was named as a defendant in a putative securities class action lawsuit initiated in August 2022. The Company filed a motion to dismiss the action in May 2023. On March 5, 2024 (U.S. Eastern Time), the court entered an order granting the Company’s motion to dismiss in part and denying it in part. On April 25, 2024, the Company further filed a motion for judgment on the pleadings pursuant to Rule 12(c), seeking to dismiss the remaining claims based on the parties’ pleadings. As of the date of this announcement, the lawsuit is still ongoing.

Publication of Preliminary Annual Results Announcement and Annual Report

This preliminary results announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://ir.tuya.com. The annual report of the Company for the Reporting Period containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AIoT (refers to “Artificial Intelligence of Things”) developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group’s operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliations of Tuya’s non-GAAP measures to the most comparable U.S. GAAP measures are included at the end of this announcement.

Safe Harbor Statement

This preliminary results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, February 26, 2025

As at the date of this preliminary results announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2023	As of December 31, 2024
ASSETS
Current assets
Cash and cash equivalents		498,688	653,334
Restricted cash		–	50
Short-term investments		291,023	194,536
Accounts receivable, net	7	9,214	7,592
Notes receivable, net		4,955	7,485
Inventories, net		32,865	23,840
Prepayments and other current assets, net		11,053	16,179

Total current assets		847,798	903,016

Non-current assets
Property, equipment and software, net		2,589	6,619
Land use rights, net		–	8,825
Operating lease right-of-use assets, net		7,647	4,550
Long-term investments		207,489	180,092
Other non-current assets, net		877	678

Total non-current assets		218,602	200,764

Total assets		1,066,400	1,103,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8	11,577	19,051
Advance from customers		31,776	31,346
Deferred revenue, current		6,802	7,525
Accruals and other current liabilities		32,807	32,257
Incomes tax payables		689	360
Lease liabilities, current		3,883	3,798

Total current liabilities		87,534	94,337

Non-current liabilities
Lease liabilities, non-current		3,904	851
Deferred revenue, non-current		506	377
Other non-current liability		3,891	767

Total non-current liabilities		8,301	1,995

Total liabilities		95,835	96,332

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2023 AND 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of December 31,	As of December 31,
	Note	2023	2024
Shareholders’ equity
Ordinary shares		–	–
Class A ordinary shares		25	25
Class B ordinary shares		4	4
Treasury stock		(53,630)	(15,726)
Additional paid-in capital		1,616,105	1,612,712
Accumulated other comprehensive loss		(17,091)	(19,716)
Accumulated deficit		(574,848)	(569,851)

Total shareholders’ equity		970,565	1,007,448

Total liabilities and shareholders’ equity		1,066,400	1,103,780

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
(LOSS)/INCOME

(All amounts in US$ thousands (“US$”),
except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2023	2024
Revenue	3	229,990	298,617
Cost of revenue		(123,335)	(157,187)

Gross profit		106,655	141,430

Operating expenses:
Research and development expenses		(102,277)	(95,049)
Sales and marketing expenses		(40,440)	(37,081)
General and administrative expenses		(80,663)	(68,254)
Other operating incomes, net		10,901	11,334

Total operating expenses		(212,479)	(189,050)

Loss from operations		(105,824)	(47,620)

Other income/(loss)
Other non-operating incomes, net		3,113	4,180
Financial income, net		44,976	50,718
Foreign exchange gain/(loss), net		669	(136)

(Loss) /profit before income tax expense		(57,066)	7,142
Income tax expense	4	(3,249)	(2,145)

Net (loss)/profit		(60,315)	4,997

Net (loss)/profit attributable to Tuya Inc.		(60,315)	4,997

Net (loss)/profit attributable to ordinary shareholders		(60,315)	4,997

Net (loss)/profit		(60,315)	4,997
Other comprehensive (loss)/income
Changes in fair value of long-term investments		(7,791)	14
Transfer out of fair value changes of long-term investments		15,537	(65)
Foreign currency translation		(2,722)	(2,574)

Total comprehensive (loss)/income attributable to Tuya Inc.		(55,291)	2,372

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
(LOSS)/INCOME (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2023	2024
Net (loss)/profit attributable to Tuya Inc.		(60,315)	4,997

Net (loss)/profit attributable to ordinary shareholders		(60,315)	4,997

Weighted average number of ordinary shares used in computing net (loss)/profit per share, basic and diluted	6
– Basic		555,466,061	573,782,783
– Diluted		555,466,061	591,006,801

Net (loss)/profit per share attributable to ordinary shareholders, basic and diluted	6
– Basic		(0.11)	0.01
– Diluted		(0.11)	0.01

Share-based compensation expenses were included in:
Research and development expenses		14,734	14,347
Sales and marketing expenses		5,446	5,098
General and administrative expenses		45,036	48,305

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2023	2024
Net cash generated from operating activities		36,443	80,352
Net cash generated from investing activities		332,455	107,428
Net cash used in financing activities		(2,223)	(33,200)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		(1,148)	116

Net increase in cash and cash equivalents, restricted cash		365,527	154,696

Cash and cash equivalents, restricted cash at the beginning of year		133,161	498,688

Cash and cash equivalents, restricted cash at the end of year		498,688	653,384

NOTES TO THE UNAUDITED FINANCIAL INFORMATION:

1.          GENERAL INFORMATION

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart solution”).

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (“the WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. The VIE was controlled by Wang Xueji before and after this transaction. After the completion of this transaction, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended and restated, which amended the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended and restated in January 2022.

The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the years ended December 31, 2023 and 2024.

2.          BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year.

3.          REVENUES

The Group’s revenue was disaggregated by its major revenue streams in the years presented as follows:

	Year Ended December 31,
	2023	2024
	US$	US$
IoT PaaS	167,694	217,069
Smart Solution	26,517	41,965
SaaS and others	35,779	39,583

Total revenue	229,990	298,617

4.           TAXATION

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law (the “new EIT Law”), under which foreign invested enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The new EIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of six years from years ended December 31, 2018 to 2024, and renewed in December 2024 with a valid period of three years from years ended December 31, 2024 to 2026. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% during each of the years the certificate is valid, to the extent it has taxable income under the EIT Law, and as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE, and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2023 and 2024, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have retained earnings for any of the years presented.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2023 and 2024.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carry-forwards created in tax years beginning after December 31, 2017. In addition, the California corporate franchise tax remained the same after the enactment of the Tax Act.

The Company assessed the impact of Tax Act and concluded that it was not material to the Company.

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

Composition of income tax expense

The components of (loss)/profit before tax are as follow:

	Year Ended December 31,
	2023	2024
	US$	US$
(loss)/profit before tax
Loss from PRC entities	(71,249)	(20,596)
Profit from overseas entities	14,183	27,738

Total (loss)/profit before tax	(57,066)	7,142

	Year Ended December 31,
	2023	2024
	US$	US$
Current income tax expense	3,249	2,145
Deferred income tax	–	–

Total income tax expense	3,249	2,145

Reconciliation of the differences between statutory tax rate and the effective tax rate.

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31,
	2023	2024
	US$	US$
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	(2.5)%	(35.1)%
Effect of preferential tax rate for qualified HNTE entities (1)	(5.4)%	(8.6)%
Additional deduction for research and development expenditures	17.7%	(125.1)%
Share-based compensation expenses	(19.7)%	141.2%
Permanent book-tax differences	1.6%	(11.6)%
Change in valuation allowance (2)	(22.4)%	44.3%

Effective tax rates	(5.7)%	30.0%

(1)	The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.

(2)	Valuation allowance for the years ended December 31, 2023 and 2024 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Deferred tax assets
Net accumulated losses-carry forward	106,146	117,409	118,755
Credit-related impairment of long-term investments	–	1,421	1,472
Inventory write-downs	691	531	845
Receivables allowances	42	279	795
Other deductible temporary difference	88	106	1,046
Less: valuation allowance	(106,967)	(119,746)	(122,913)

Total deferred tax assets	-	–	–

As of December 31, 2024, the Group had tax losses carry forwards of approximately US$576,439, which mainly arose from its subsidiaries established in the PRC. These tax losses carry forwards from PRC entities will expire during the period from 2025 to 2034 as follows:

At December 31, 2024	US$
2025	58,351
2026	104,894
2027	47,947
2028	62,484
2029	87,855
2030	37,178
2031	34,198
2032	97,163
2033	43,371
2034	2,998

Total tax losses carry forwards	576,439

Movement of valuation allowance

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Balance at beginning of the year	82,964	106,967	119,746
Changes of valuation allowance (1)	24,003	12,779	3,167

Balance at end of the year	106,967	119,746	122,913

(1)	Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2023 and 2024, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and other temporary tax difference generated by its unprofitable subsidiaries and the VIE.

5.          DIVIDENDS

On August 26, 2024, the board of directors of the Company approved the declaration and distribution of a special dividend (the “Special Dividend”) of US$0.0589 per ordinary share, or US$0.0589 per ADS, to such holders as at the close of business on September 11, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the Special Dividend was US$33 million, which was paid in U.S. dollars and in cash in October 2024.

6.         BASIC AND DILUTED NET (LOSS)/PROFIT PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the years ended December 31, 2023 and 2024 are calculated as follows:

	Year Ended December 31,
	2023	2024
	US$	US$
Basic and diluted net (loss)/profit per share calculation Numerator:
Net (loss)/profit attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(60,315)	4,997
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	555,466,061	573,782,783
Effective of diluted securities
Share option and RSU	–	17,224,018
Weighted-average ordinary shares outstanding-diluted	–	591,006,801

Net (loss)/profit per share attributable to ordinary shareholders:
– Basic	(0.11)	0.01
– Diluted	(0.11)	0.01

7.         ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2023	2024
	US$	US$
Accounts receivable, gross	12,581	12,048
Less: allowance for credit losses	(3,367)	(4,456)

Total accounts receivable, net	9,214	7,592

The Group recorded the allowance for credit losses of US$1,530 and write off the allowance for credit losses of US$304 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31, 2023.

The Group recorded the allowance for credit losses of US$1,138 under ASU 2016-13 Financial instruments – credit losses for the years ended December 31,2024.

An aging analysis based on relevant invoice dates is as follows:

	As of December 31,
	2023	2024
	US$	US$
0-3 months	5,518	4,904
3-6 months	1,002	816
6-12 months	2,238	2,258
Over 1 year	3,823	4,070

Total accounts receivable, gross	12,581	12,048

8.         ACCOUNTS PAYABLE

	As of December 31,
	2023	2024
	US$	US$
Total accounts payable	11,577	19,051

An aging analysis based on relevant invoice dates as follows:

	As of December 31,
	2023	2024
	US$	US$
0-3 months	11,153	18,860
3-6 months	44	76
6-12 months	58	3
Over 1 year	322	112

Total accounts payable	11,577	19,051

END OF NOTES TO UNAUDITED FINANCIAL INFORMATION.

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST
DIRECTLY COMPARABLE U.S. GAAP MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2023	2024
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(102,277)	(95,049)
Add: Share-based compensation expenses	14,734	14,347
Adjusted Research and development expenses	(87,543)	(80,702)

Sales and marketing expenses	(40,440)	(37,081)
Add: Share-based compensation expenses	5,446	5,098
Adjusted Sales and marketing expenses	(34,994)	(31,983)

General and administrative expenses	(80,663)	(68,254)
Add: Share-based compensation expenses	45,036	48,305
Add: Credit-related impairment of long-term investments	15,537	261
Add: Litigation costs	–	2,300
Adjusted General and administrative expenses	(20,090)	(17,388)

Reconciliation of loss from operations to non-GAAP (loss)/ profit from operations
Loss from operations	(105,824)	(47,620)
Add: Share-based compensation expenses	65,216	67,750
Add: Credit-related impairment of long-term investments	15,537	261
Add: Litigation costs	–	2,300
Non-GAAP (Loss)/profit from operations	(25,071)	22,691

Non-GAAP Operating margin	(10.9)%	7.6%

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST
DIRECTLY COMPARABLE U.S. GAAP MEASURES

(CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2023	2024
Reconciliation of net (loss)/profit to non-GAAP net profit
Net (loss)/profit	(60,315)	4,997
Add: Share-based compensation expenses	65,216	67,750
Add: Credit-related impairment of long-term investments	15,537	261
Add: Litigation costs	–	2,300
Non-GAAP Net profit	20,438	75,308

Non-GAAP Net margin	8.9%	25.2%

Weighted average number of ordinary shares used in computing non-GAAP net profit per share
– Basic	555,466,061	573,782,783
– Diluted	586,431,849	591,006,801

Non-GAAP net profit per share attributable to ordinary shareholders
– Basic	0.04	0.13
– Diluted	0.03	0.13